NEWS RELEASE

TSX - FR	March 30, 2023
NYSE - AG
Frankfurt – FMV

First Majestic Announces Closing Sale of La Guitarra to Sierra Madre

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the “Company” or “First Majestic”) is pleased to announce that it has closed its previously announced transaction to sell its 100% owned past producing La Guitarra Silver Mine to Sierra Madre Gold & Silver Ltd. (“Sierra Madre”) (TSX Venture: SM) following the receipt of approval from the Comisión Federal de Competencia Económica (COFECE) and the TSX Venture Exchange as well as the completion of other customary closing conditions. In consideration of the sale, First Majestic received 69,063,076 shares of Sierra Madre at a deemed price of CDN$0.65 per share for an approximate value of CDN$44.9 million or US$35.0 million.

The following disclosure is being provided under the early warning provisions of Canadian securities legislation.

Following the closing of the transaction which occurred yesterday, First Majestic now holds 69,063,076 shares of Sierra Madre or approximately 48.4% of Sierra Madre's issued and outstanding common shares. Prior to completion of the transaction, First Majestic did not hold any securities of Sierra Madre. The common shares were received as consideration for the sale of the La Guitarra Silver Mine.

The common shares of Sierra Madre were acquired by First Majestic for general investment purposes. Depending on various factors, including, without limitation, market conditions, general economic and industry conditions and/or any other factors that First Majestic may deem relevant, First Majestic may take such actions with respect to their investment in Sierra Madre as it deems appropriate including, without limitation, acquiring, selling or distributing the common shares to shareholders of First Majestic or otherwise disposing of securities of Sierra Madre from time to time.

First Majestic has been granted participation rights to maintain its pro-rata interest in Sierra Madre (to a maximum of 19.9%) in any future equity issuances of Sierra Madre, subject to customary exceptions.

The common shares held by First Majestic are subject to the following contractual resale restrictions, in addition to applicable securities laws resale restrictions and TSX Venture Exchange escrow policies.

Release Dates	Proportion of Total Common Shares to be Released
September 29, 2023	25%
March 29, 2024	25%
September 29, 2024	25%
March 29, 2025	25%

Under the terms of the agreement with Sierra Madre, First Majestic may distribute all common shares in excess of 19.9% of the issued and outstanding Sierra Madre common shares pro-rata to First Majestic’s shareholders (the “Excess Shares”). The contractual resale restrictions above will not apply to the Excess Shares and are subject to customary carve-outs in the event of a takeover bid or merger or acquisition transaction involving the common shares.

Sierra Madre is located at Suite 300-1455 Bellevue Avenue, West Vancouver, British Columbia V7T 1C3. First Majestic is located at 1800-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. A copy of the Early Warning Report will be made available on First Majestic’s SEDAR profile at www.sedar.com and may also be obtained by contacting Sophie Hsia, First Majestic’s General Counsel, at 1.866.529.2807.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to its intentions with regards to the securities of Sierra Madre. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to, general economic conditions; actual results of exploration activities; conditions in the market for Sierra Madre's common shares and the equity markets in general. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.
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